UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2012

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheets
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Unaudited Interim Consolidated Statements of Changes in Shareholder’s Equity
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On June 28, 2012, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2012. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2012 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2012 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: July 5, 2012

EXFO Reports Third-Quarter Results for Fiscal 2012

•	Net loss of US$3.9 M on sales of US$59.5 M
•	Gross margin of 60.4% on lower sales volume and product mix
•	Cash flows from operations of US$2.8 M and US$23.0 M year-to-date

QUEBEC CITY, CANADA, June 28, 2012 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the third quarter ended May 31, 2012.

Sales reached US$59.5 million in the third quarter of fiscal 2012 compared to US$67.6 million in the third quarter of 2011 and US$66.9 million in the second quarter of 2012.

Bookings attained US$57.5 million in the third quarter of fiscal 2012 compared to US$61.3 million in the same period last year and US$60.6 million in the second quarter of 2012. The company’s book-to-bill ratio was 0.97 in the third quarter of 2012.

Gross margin* amounted to 60.4% of sales in the third quarter of fiscal 2012, compared to 64.2% in the third quarter of 2011 and 64.7% in the second quarter of 2012, due to lower sales volume and unfavorable product mix.

IFRS net loss in the third quarter of fiscal 2012 totaled US$3.9 million, or US$0.06 per share, compared to net earnings of US$1.8 million, or US$0.03 per diluted share, in the same period last year and net earnings of US$1.0 million, or US$0.02 per diluted share, in the second quarter of 2012. Net loss in the third quarter of 2012 included US$1.9 million in after-tax amortization of intangible assets and US$0.4 million in stock-based compensation costs. EXFO also reported a foreign exchange gain of US$1.1 million in the third quarter of 2012.

Adjusted EBITDA** amounted to US$0.2 million, or 0.4% of sales, in the third quarter of fiscal 2012 compared to US$7.1 million, or 10.5% of sales, in the third quarter of 2011 and US$5.8 million, or 8.7% of sales, in the second quarter of 2012. Foreign exchange gains or losses are included in adjusted EBITDA**.

Cash flows from operations totaled US$2.8 million in the third quarter of fiscal 2012 and US$23.0 million after nine months into the fiscal year. Cash position amounted to US$69.7 million at the end of the third quarter of 2012.

To align its cost structure with the challenging market environment, EXFO has established a restructuring plan that is expected to provide annual savings of approximately US$9.0 million. The company will incur restructuring expenses of US$3.0 million mainly in the fourth quarter of fiscal 2012.

“The uncertain macro-economic environment, European debt crisis and network operators’ delayed spending combined to reduce EXFO’s third-quarter bookings and revenues,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We see projects being delayed rather than cancelled and our funnel remains stronger than ever. Despite these challenging market conditions, we are confident about the fundamentals of our end-markets and remain committed to our long-term strategy of enabling fixed and mobile operators increase network capacity, performance and quality of experience. Although we expect market conditions to improve in the second half of calendar 2012, we are implementing a $9-million cost-reduction plan that will sharpen our focus in strategic areas benefitting from investments and growth.”

Selected Financial Information
(In thousands of US dollars)

	Q3 2012	Q2 2012	Q3 2011

Sales	$59,505	$66,917	$67,630

Gross margin*	$35,956	$43,301	$43,387
	60.4%	64.7%	64.2%

Other selected information:
IFRS net earnings (loss)	$(3,902)	$1,040	$1,799
Amortization of intangible assets	$1,993	$1,974	$2,128
Stock-based compensation costs	$370	$508	$432
Net income tax effect of the above items	$(60)	$(56)	$(70)
Foreign exchange gain (loss)	$1,090	$(1,471)	$(243)
Adjusted EBITDA**	$248	$5,847	$7,119

Operating Expenses
Selling and administrative expenses totaled US$23.6 million, or 39.7% of sales, in the third quarter of fiscal 2012 compared to US$23.1 million, or 34.1% of sales, in the same period last year and US$23.7 million, or 35.4% of sales, in the second quarter of 2012.

Gross research and development expenses amounted to US$15.6 million, or 26.2% of sales, in the third quarter of fiscal 2012 compared to US$15.4 million, or 22.7% of sales, in the third quarter of 2011 and US$14.8 million, or 22.1% of sales, in the second quarter of 2012.

Net R&D expenses totaled US$13.2 million, or 22.1% of sales, in the third quarter of fiscal 2012 compared to US$12.9 million, or 19.2% of sales, in the same period last year and US$12.3 million, or 18.4% of sales, in the second quarter of 2012.

Third-Quarter Business Highlights
▪
The uncertain macro-economic environment and network operators’ delayed investments negatively affected the sales of EXFO’s products and services in the third quarter of 2012. The company’s protocol product families, however, continued to deliver year-over-year sales growth due to ongoing network upgrades from 10 Gbit/s to 40 Gbit/s and 100 Gbit/s as well as investments in wireless backhaul networks.

▪
EXFO’s top customer accounted for 6.7% of sales in the third quarter, while the top three represented 14.5%. Global sales remained diversified with 51% originating from the Americas, 29% from Europe, Middle East and Africa (EMEA), and 20% from Asia-Pacific.

▪
EXFO launched seven new products in the third quarter, including the portable iPro, an intelligent high-performance capture and analysis probe for wireless networks up to 10 Gbit/s; an integrated, end-to-end, joint-monitoring solution with RAD Data Communications; Fibre Channel and MPLS (multiprotocol label switching) test capabilities for the NetBlazer product family; and the MaxTester 610 Copper Test Set and MaxTester 635 Copper/DSL/Multi-Play Test Set for cost-effective VDSL2 installation and repair work on copper links. Altogether, EXFO introduced 19 new solutions after nine months into fiscal 2012.

Business Outlook
EXFO forecasts sales between US$55.0 million and US$60.0 million for the fourth quarter of fiscal 2012, while IFRS net loss is expected to range between US$0.11 and US$0.07 per share. IFRS net loss includes US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs as well as US$0.03 per share in after-tax restructuring charges.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, anticipated bookings for the remaining of the quarter, no changes to the discounted value of long-term tax credits, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2012. To listen to the conference call and participate in the question period via telephone, dial (416) 641-6684. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on July 5, 2012. The replay number is (402) 977-9141 and the reservation number is 21592376. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for an estimated 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1800 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in our forward-looking statements due to various factors including macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); capital spending levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

NON-IFRS FINANCIAL MEASURES

EXFO provides non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help EXFO to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration.

The following table summarizes the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

EBITDA and adjusted EBITDA

	Q3 2012	Q2 2012	Q3 2011

IFRS net earnings (loss) for the period	$(3,902)	$1,040	$1,799

Add (deduct):

Depreciation of property, plant and equipment	1,520	1,546	1,745

Amortization of intangible assets	1,993	1,974	2,128

Interest (income) expenses	163	(171)	(619)

Income taxes	474	1,769	2,066

EBITDA for the period	248	6,158	7,119
Changes in fair value of cash contingent consideration	–	(311)	–

Adjusted EBITDA for the period	$248	$5,847	$7,119

EBITDA in percentage of sales	0.4%	9.2%	10.5%
Adjusted EBITDA in percentage of sales	0.4%	8.7%	10.5%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2012	As at August 31, 2011
Assets

Current assets
Cash	$61,909	$22,771
Short-term investments	7,831	47,091
Accounts receivable
Trade	43,704	45,151
Other (note 4)	3,236	6,329
Income taxes and tax credits recoverable	8,413	5,414
Inventories	40,497	52,754
Prepaid expenses	3,491	3,237
	169,081	182,747

Tax credits recoverable	32,382	34,120
Forward exchange contracts	–	149
Property, plant and equipment (note 5)	43,189	32,076
Intangible assets	15,420	22,901
Goodwill	28,105	30,942
Deferred income taxes	16,529	17,314

	$304,706	$320,249
Liabilities

Current liabilities
Bank loan	$–	$784
Accounts payable and accrued liabilities	33,488	30,320
Provisions	1,050	1,817
Forward exchange contracts (note 4)	537	–
Income taxes payable	895	876
Contingent liability (note 6)	–	338
Current portion of long-term debt	554	645
Deferred revenue	12,044	10,590
	48,568	45,370

Deferred revenue	5,228	5,704
Long-term debt	554	968
Other liabilities	694	723
Deferred income taxes	5,499	4,803
	60,543	57,568

Shareholders’ equity
Share capital (note 7)	111,890	110,341
Contributed surplus	17,322	18,017
Retained earnings	113,490	113,438
Accumulated other comprehensive income	1,461	20,885

	244,163	262,681

	$304,706	$320,249

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Sales	$59,505	$192,810	$67,630	$205,329

Cost of sales (1) (note 8)	23,549	70,535	24,243	76,849
Selling and administrative (note 8)	23,625	71,919	23,082	65,216
Net research and development (note 8)	13,173	37,963	12,943	35,788
Depreciation of property, plant and equipment (note 8)	1,520	4,634	1,745	4,988
Amortization of intangible assets (note 8)	1,993	5,888	2,128	7,061
Changes in fair value of cash contingent consideration (note 6)	–	(311)	–	–
Earnings (loss) from operations	(4,355)	2,182	3,489	15,427

Interest and other income (expenses)	(163)	(19)	619	661
Foreign exchange gain (loss)	1,090	1,283	(243)	(3,751)
Earnings (loss) before income taxes	(3,428)	3,446	3,865	12,337

Income taxes (note 9)	474	3,394	2,066	7,615

Net earnings (loss) from continuing operations	(3,902)	52	1,799	4,722

Net earnings from discontinued operations	–	–	–	12,926

Net earnings (loss) for the period	$(3,902)	$52	$1,799	$17,648

Basic and diluted net earnings (loss) from continuing operations per share	$(0.06)	$0.00	$0.03	$0.08
Basic net earnings from discontinued operations per share	$–	$–	$–	$0.22
Diluted net earnings from discontinued operations per share	$–	$–	$–	$0.21
Basic and diluted net earnings (loss) per share	$(0.06)	$0.00	$0.03	$0.29

Basic weighted average number of shares outstanding (000’s)	60,537	60,440	60,183	59,916

Diluted weighted average number of shares outstanding (000’s) (note 10)	60,537	61,694	61,720	61,449

(1)      The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Net earnings (loss) for the period	$(3,902)	$52	$1,799	$17,648
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	(12,227)	(17,831)	1,839	20,826
Unrealized gains (losses) on forward exchange contracts	(1,066)	(922)	188	3,426
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	(285)	(1,265)	(792)	(1,445)
Deferred income tax effect of the components of other comprehensive income (loss)	362	594	172	(531)
Other comprehensive income (loss)	(13,216)	(19,424)	1,407	22,276
Comprehensive income (loss) for the period	$(17,118)	$(19,372)	$3,206	$39,924

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Nine months ended May 31, 2011
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$91,152	$1,016	$216,857
Exercise of stock options (note 7)	1,447	–	–	–	1,447
Reclassification of stock-based compensation costs (note 7)	2,654	(2,654)	–	–	–
Stock-based compensation costs	–	1,714	–	–	1,714
Net earnings for the period	–	–	17,648	–	17,648
Other comprehensive income
Foreign currency translation adjustment	–	–	–	20,826	20,826
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $531	–	–	–	1,450	1,450

Total comprehensive income for the period	–	–	17,648	22,276	39,924

Balance as at May 31, 2011	$110,227	$17,623	$108,800	$23,292	$259,942

	Nine months ended May 31, 2012
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$113,438	$20,885	$262,681
Exercise of stock options (note 7)	118	–	–	–	118
Redemption of share capital (note 7)	(404)	(222)	–	–	(626)
Reclassification of stock-based compensation costs (note 7)	1,835	(1,835)	–	–	–
Stock-based compensation costs	–	1,362	–	–	1,362
Net earnings for the period	–	–	52	–	52
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(17,831)	(17,831)
Changes in unrealized gains (losses) on forward exchange contracts, net of deferred income taxes of $594	–	–	–	(1,593)	(1,593)

Total comprehensive income (loss) for the period	–	–	52	(19,424)	(19,372)

Balance as at May 31, 2012	$111,890	$17,322	$113,490	$1,461	$244,163

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011
Cash flows from operating activities
Net earnings (loss) for the period	$(3,902)	$52	$1,799	$17,648
Add (deduct) items not affecting cash
Change in discount on short-term investments	–	43	(19)	(46)
Stock-based compensation costs	370	1,433	432	1,795
Depreciation and amortization	3,513	10,522	3,873	12,067
Gain on disposal of discontinued operations	–	–	–	(13,212)
Gain on disposal of capital assets	–	–	(568)	(568)
Changes in fair value of cash contingent consideration (note 6)	–	(311)	–	–
Deferred revenue	2,629	1,976	1,602	2,281
Deferred income taxes	379	2,002	1,718	6,327
Foreign exchange gain/loss	(1,091)	(2,130)	426	2,017
	1,898	13,587	9,263	28,309

Change in non-cash operating items
Accounts receivable	(2,339)	268	1,570	6,175
Income taxes and tax credits	(2,060)	(3,479)	(1,852)	(5,171)
Inventories	1,930	9,573	(5,491)	(8,951)
Prepaid expenses	(238)	(451)	(123)	(832)
Accounts payable, accrued liabilities and provisions	3,478	3,443	(119)	1,731
Other liabilities	163	11	95	247
	2,832	22,952	3,343	21,508
Cash flows from investing activities
Additions to short-term investments	(24,170)	(91,968)	(106,701)	(421,651)
Proceeds from disposal and maturity of short-term investments	21,135	128,901	101,414	381,332
Additions to capital assets	(6,826)	(18,003)	(3,790)	(7,085)
Proceeds from disposal of capital assets	–	–	568	568
Net proceeds from disposal of discontinued operations	–	–	–	22,063
Business combination	–	–	(517)	(760)
	(9,861)	18,930	(9,026)	(25,533)
Cash flows from financing activities
Bank loan	3	(782)	772	772
Repayment of long-term debt	–	(296)	–	(296)
Exercise of stock options	40	118	167	1,447
Redemption of share capital	–	(626)	–	–
	43	(1,586)	939	1,923

Effect of foreign exchange rate changes on cash	(2,354)	(1,158)	6	1,134

Change in cash	(9,340)	39,138	(4,738)	(968)
Cash – Beginning of the period	71,249	22,771	25,879	22,109
Cash – End of the period	$61,909	$61,909	$21,141	$21,141

Supplementary information
Interest paid	$3	$61	$70	$126
Income taxes paid	$367	$1,357	$461	$1,321

As at May 31, 2011 and 2012, unpaid purchases of capital assets amounted to $495 and $2,601 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 28, 2012.

2  Basis of Presentation and Adoption of IFRS

The company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (IFRS) and now requires publicly accountable enterprises to apply such standards effective for fiscal years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in its 2012 condensed interim consolidated financial statements. In these condensed interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP applied before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with the IFRS applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and IFRS 1, “First-Time Adoption of International Financial Reporting Standards”.

These condensed interim consolidated financial statements do not include all disclosures that will normally be found in the company’s annual consolidated financial statements. The accounting policies followed in these interim financial statements are the same as those applied in the company’s interim financial statements for the three months ended November 30, 2011. Subject to certain transition elections, the company has consistently applied the same accounting policies in its consolidated opening balance sheet as at September 1, 2010, and through all periods presented, as if these accounting policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the company’s reported shareholders’ equity and the consolidated statements of earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended August 31, 2011. Specifically, note 3 presents a reconciliation of the consolidated statement of changes in shareholders’ equity for the nine months ended May 31, 2011, as well as of the consolidated statements of earnings and cash flows for the three months and the nine months ended May 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued as of June 28, 2012, that is the date on which the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending August 31, 2012, could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements for the year ended August 31, 2011, and the company’s condensed interim consolidated financial statements for the three months ended November 30, 2011, prepared in accordance with IFRS applicable to interim financial statements. These condensed interim consolidated results are not necessarily indicative of the results for the full year.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New IFRS pronouncements and amendments not yet adopted

Financial Instruments – Disclosure

IFRS 7, “Financial Instruments: Disclosures”, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the impact of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted. The company does not expect the amendments to have a significant impact on its consolidated financial statements.

Financial Instruments

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The company has not yet assessed the impact that this new standard is likely to have on its consolidated financial statements.

In May 2011, the International Accounting Standard Board (IASB) issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of these new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The company has not yet assessed the impact that the new standards may have on its consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance-sheet vehicles. This standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

Financial Statement Presentation

In June 2011, the IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. The company does not expect the amendments to have a significant impact on its consolidated financial statements.

3  First-Time Adoption of International Financial Reporting Standards (IFRS)

For all periods up to and including the year ended August 31, 2011, the company prepared its consolidated financial statements in accordance with Canadian GAAP. The company’s consolidated financial statements for the year ending August 31, 2012, will be the first annual consolidated financial statements prepared in accordance with IFRS.

These condensed interim consolidated financial statements as at and for the three months and nine months ended May 31, 2012, have been prepared in conformity with IFRS.

In preparing these condensed interim consolidated financial statements, and in compliance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, the company’s opening IFRS balance sheet has been presented as at September 1, 2010, which is the company’s date of transition to IFRS. For a detailed explanation of the IFRS adjustments to the opening balance sheet, including adjustments to shareholders’ equity as at September 1, 2010, refer to the company’s condensed interim consolidated financial statements for the three months ended November 30, 2011.

The following section explains the principal adjustments made by the company in transitioning from Canadian GAAP to IFRS and its impact on the previously published Canadian GAAP interim consolidated financial statements for the three months and the nine months ended May 31, 2011.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at May 31, 2011

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated Other comprehensive income	Total shareholders’ equity

Canadian GAAP		$110,227	$17,623	$67,987	$67,923	$263,760
Foreign currency translation adjustment	d)	–	–	44,186	(44,186)	–
Adjustment to long-term tax credits recoverable, net of deferred income taxes	a)	–	–	(1,708)	(182)	(1,890)
Adjustment to the carrying value of property, plant and equipment, net of deferred income taxes	c)	–	–	995	96	1,091
Changes in the fair value of the cash contingent consideration	b)	–	–	(2,660)	(359)	(3,019)
IFRS		$110,227	$17,623	$108,800	$23,292	$259,942

Reconciliation of consolidated net earnings as previously reported under Canadian GAAP to IFRS for the three months and the nine months ended May 31, 2011

		Three months ended May 31, 2011			Nine months ended May 31, 2011
	Notes	Canadian GAAP	Adjustments	IFRS	Canadian GAAP	Adjustments	IFRS

Sales		$67,630	$–	$67,630	$205,329	$–	$205,329

Cost of sales		24,243	–	24,243	76,849	–	76,849
Selling and administrative		23,082	–	23,082	65,216	–	65,216
Net research and development		12,943	–	12,943	35,788	–	35,788
Depreciation of property, plant and equipment	c)	1,775	(30)	1,745	5,075	(87)	4,988
Amortization of intangible assets		2,128	–	2,128	7,061	–	7,061
Earnings from operations		3,459	30	3,489	15,340	87	15,427

Interest income	a)	562	57	619	490	171	661
Foreign exchange loss		(243)	–	(243)	(3,751)	–	(3,751)
Earnings before income taxes		3,778	87	3,865	12,079	258	12,337

Income taxes	a), c)	2,043	23	2,066	7,546	69	7,615

Net earnings from continuing operations		1,735	64	1,799	4,533	189	4,722
Net earnings from discontinued operations		–	–	–	12,926	–	12,926

Net earnings for the period		$1,735	$64	$1,799	$17,459	$189	$17,648

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated comprehensive income as previously reported under Canadian GAAP to IFRS for the three months and the nine months ended May 31, 2011

		Three months ended May 31, 2011			Nine months ended May 31, 2011
	Notes	Canadian GAAP	Adjustments	IFRS	Canadian GAAP	Adjustments	IFRS

Net earnings for the period		$1,735	$64	$1,799	$17,459	$189	$17,648

Other comprehensive income
Foreign currency translation adjustment	a), b), c)	1,958	(119)	1,839	21,271	(445)	20,826
Unrealized gains on forward exchange contracts		188	–	188	3,426	–	3,426
Reclassification of realized gains on forward exchange contracts in net earnings		(792)	–	(792)	(1,445)	–	(1,445)
Deferred income tax effect of the components of other comprehensive income		172	–	172	(531)	–	(531)
Other comprehensive income		1,526	(119)	1,407	22,721	(445)	22,276
Comprehensive income for the period		$3,261	$(55)	$3,206	$40,180	$(256)	$39,924

Statements of cash flows

The adjustments from Canadian GAAP to IFRS had no significant effect on the reported consolidated cash flows of the company for the three months and nine months ended May 31, 2011.

Explanatory notes

a)	Tax credits recoverable

Under IFRS, long-term tax credits recoverable must be discounted using risk-free interest rates for the periods when the tax credits will be recovered. Under Canadian GAAP, such treatment is not required.

•
At as May 31, 2011, the discounted value of the company’s long-term tax credits recoverable was $2,589,000 lower than the carrying value under Canadian GAAP, and related deferred income tax assets increased by $414,000, and related deferred income tax liabilities decreased by $285,000. For the three months ended May 31, 2011, changes in the discounted value of long-term tax credits recoverable resulted in interest income of $57,000 and a related deferred income tax expense of $15,000. For the nine months ended May 31, 2011, changes in the discounted value of long-term tax credits recoverable resulted in interest income of $171,000 and a related deferred income tax expense of $45,000. It also resulted in a foreign currency translation loss of $182,000 recorded in accumulated other comprehensive income in the shareholders’ equity for the nine months ended May 31, 2011.

b)	Business combinations

As permitted by IFRS 1, “First Time Adoption of International Financial Reporting Standards”, the company did not apply IFRS 3R, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010. However, under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the cash contingent consideration for the acquisition of NetHawk Oyj, completed before the transition date and outstanding as at September 1, 2010, had to be recorded at fair value on that date with a corresponding adjustment to opening retained earnings. Thereafter, the fair value of the cash contingent consideration was re-assessed at the end of each reporting periods and any changes in the fair value were recognized in the statements of earnings.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

•
As at May 31, 2011, there was no change in the fair value of the contingent cash consideration compared to the transition date. However, the fair value of the cash contingent consideration was translated into the US dollar (the reporting currency), which resulted in an increase of $359,000 in the carrying value and a corresponding foreign currency translation loss recorded in accumulated other comprehensive income in the shareholders’ equity for the nine months ended May 31, 2011.

c)	Property, plant and equipment

Under IFRS, depreciation must be based on the allocation of the depreciable amount over the asset’s estimated useful life. Depreciable amount is defined as the cost of the asset less its residual value. Residual value is defined as the estimated amount that an entity would currently obtain from disposal the of the asset, after deducting the estimated cost of disposal, if the asset were already at the age and in the condition expected at the end of its useful life. Under Canadian GAAP, the depreciable amount of an asset is the greater of the cost less salvage value over the estimated life of the asset, and the cost less residual value over the estimated useful life of the asset. Residual value is the estimated net realizable value of an item of property, plant and equipment at the end of its useful life to the company. Salvage value is the estimated net realizable value of an item of property, plant and equipment at the end of its life.

•
As at May 31, 2011, this resulted in an increase in the carrying value of property, plant and equipment of $1,494,000, a decrease in deferred income tax assets of $239,000, and an increase in deferred tax liabilities of $164,000. For the three months ended May 31, 2011, this resulted in a decrease of depreciation of property, plant and equipment of $30,000 and a deferred income tax expense of $8,000. For the nine months ended May 31, 2011, this resulted in a decrease in depreciation of property, plant and equipment of $87,000 and a deferred income tax expense of $24,000. It also resulted in a foreign exchange translation gain of $96,000 recorded in accumulated other comprehensive income in the shareholders’ equity for the nine months ended May 31, 2011.

d)	Foreign currency translation adjustment

In accordance with IFRS transitional provisions, the company elected to reset the foreign currency translation adjustment from the translation of consolidated financial statements in the reporting currency (US dollars) to zero as at the transition date to IFRS. Accordingly, the foreign currency translation adjustment as at September 1, 2010, in the amount of $44,186,000 was eliminated in the opening balance of retained earnings. Any foreign currency translation adjustment from the translation of the consolidated financial statements in the reporting currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheet.

4  Derivative Financial Instruments

The principal functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2012, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2012 to August 2012	$7,500	1.0103
September 2012 to August 2013	23,000	1.0228
September 2013 to August 2014	3,600	1.0439
Total	$34,100	1.0223

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled, based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2,278,000 as at August 31, 2011, and net loss of $566,000 as at May 31, 2012.

Based on the portfolio of forward exchange contracts as at May 31, 2012, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $444,000.

As at May 31, 2012, forward exchange contracts in the amount of $93,000 are presented in other receivable in the balance sheet and forward exchange contracts of $537,000 are presented as current liabilities in forward exchange contracts in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended May 31, 2011 and 2012, the company recognized within its sales foreign exchange gains on forward exchange contracts of $964,000 and $278,000 respectively. During the nine months ended May 31, 2011 and 2012, the company recognized within its sales foreign exchange gains on forward exchange contracts of $2,015,000 and $1,150,000 respectively.

5  Property, plant and equipment

During the three months and the nine months ended May 31, 2012, additions to property, plant and equipment amounted to $7,197,000 and $17,906,000, respectively, most of which relates to the construction of a new building, in Montreal, Canada.

6  Contingent Liability

Under the acquisition agreement of NetHawk Oyj, the company has a cash contingent consideration of up to €8,700,000 ($10,750,000) based on sales volume of certain NetHawk products over a three-year period ending on December 2012. The company records the cash contingent consideration at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration are recorded in the consolidated statements of earnings.

As at February 29, 2012, the fair value of the cash contingent consideration was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value, in the amount of $311,000, has been recorded in the consolidated statements of earnings for the nine months ended May 31, 2012.

7  Share Capital

On November 7, 2011, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of its issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the nine months ended May 31, 2011 and 2012.

	Nine months ended May 31, 2011
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2010	36,643,000	$1	22,936,709	$106,125	$106,126
Exercise of stock options	−	−	11,478	61	61
Redemption of restricted share units	−	−	157,790	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	861	861

Balance as at November 30, 2010	36,643,000	1	23,105,977	107,047	107,048
Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	−	5,000,000	−	−
Exercise of stock options	−	−	263,622	1,219	1,219
Redemption of restricted share units	−	−	90,782	−	−
Redemption of deferred share units	−	−	37,491	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,291	1,291

Balance as at February 28, 2011	31,643,000	1	28,497,872	109,557	109,558
Exercise of stock options	−	−	30,725	167	167
Redemption of restricted share units	−	−	69,634	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	502	502

Balance as at May 31, 2011	31,643,000	$1	28,598,231	$110,226	$110,227

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2012
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2011	31,643,000	$1	28,621,999	$110,340	$110,341
Redemption of restricted share units	−	−	184,167	−	−
Redemption of share capital	−	−	(63,146)	(244)	(244)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	848	848

Balance as at November 30, 2011	31,643,000	1	28,743,020	110,944	110,945
Exercise of stock options	−	−	25,250	78	78
Redemption of restricted share units	−	−	127,632	−	−
Redemption of share capital	−	−	(41,651)	(160)	(160)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	558	558

Balance as at February 29, 2012	31,643,000	1	28,854,251	111,420	111,421
Exercise of stock options	−	−	9,500	40	40
Redemption of restricted share units	−	−	70,052	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	429	429

Balance as at May 31, 2012	31,643,000	$1	28,933,803	$111,889	$111,890

8  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Gross research and development expenses	$15,575	$45,188	$15,370	$42,884
Research and development tax credits and grants	(2,402)	(7,225)	(2,427)	(7,096)

	$13,173	$37,963	$12,943	$35,788

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Cost of sales
Depreciation of property, plant and equipment	$482	$1,534	$501	$1,499
Amortization of intangible assets	1,278	3,828	1,310	4,771
	1,760	5,362	1,811	6,270

Selling and administrative expenses
Depreciation of property, plant and equipment	251	774	345	938
Amortization of intangible assets	450	1,377	554	1,546
	701	2,151	899	2,484

Net research and development expenses
Depreciation of property, plant and equipment	787	2,326	899	2,551
Amortization of intangible assets	265	683	264	744
	1,052	3,009	1,163	3,295
	$3,513	$10,522	$3,873	$12,049

Depreciation of property, plant and equipment for the period	$1,520	$4,634	$1,745	$4,988
Amortization of intangible assets for the period	1,993	5,888	2,128	7,061
	$3,513	$10,522	$3,873	$12,049

Employee compensation comprises the following:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Salaries and benefits	$32,504	$98,094	$33,313	$92,983
Stock-based compensation costs	370	1,433	432	1,795

Total employee compensation for the period	$32,874	$99,527	$33,745	$94,778

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Cost of sales	$64	$183	$63	$162
Selling and administrative expenses	183	888	251	1,006
Net research and development expenses	123	362	118	363
Net earnings from discontinued operations	‒	‒	‒	264
	$370	$1,433	$432	$1,795

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9  Income taxes

For the three months and the nine months ended May 31, 2011 and 2012, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2012 and 29% in 2011)	$(926)	$930	$1,121	$3,578

Increase (decrease) due to:
Foreign income taxed at different rates	12	75	(438)	(326)
Non-taxable income/loss	838	1,519	(915)	(2,719)
Non-deductible expenses	158	840	204	741
Foreign exchange effect of translation of foreign operations	(1,246)	(2,680)	677	2,290
Recognition of previously unrecognized deferred income tax assets	‒	(557)	‒	‒
Utilization of previously unrecognized deferred income tax assets	19	(7)	(33)	(103)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses and deductions	1,618	3,305	1,348	4,400
Other	1	(31)	102	(246)

	$474	$3,394	$2,066	$7,615

The income tax provision consists of the following:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Current	$95	$1,392	$348	$1,462
Deferred	379	2,002	1,718	6,153

	$474	$3,394	$2,066	$7,615

The income tax provision for the discontinued operations is as follows:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Current	$–	$–	$–	$27
Deferred	–	–	–	174

	$–	$–	$–	$201

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10   Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Basic weighted average number of shares outstanding (000’s)	60,537	60,440	60,183	59,916
Plus dilutive effect of (000’s):
Stock options	169	166	254	288
Restricted share units	887	972	1,179	1,125
Deferred share units	122	116	104	120

Diluted weighted average number of shares outstanding (000’s)	61,715	61,694	61,720	61,449
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	–	64	116	415

For the three months ended May 31, 2012, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

11   Subsequent Event

In June 2012, the company established a restructuring plan to align its cost structure with the challenging market environment. This plan should result in one-time expenses of approximately US$3,000,000, mainly for severance expenses. Most of the plan should be executed in the fourth quarter of fiscal 2012.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending levels in the telecommunications industry; future economic, competitive, financial and market condition; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated June 28, 2012.

All dollar amounts are expressed in US dollars, except as otherwise noted.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On September 1, 2011, we adopted International Financial Reporting Standards (IFRS). Our condensed interim consolidated financial statements for the three months and the nine months ended May 31, 2012, have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, and with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board (IASB). Previously, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles, in effect prior to September 1, 2011 (previous GAAP). Comparative information as at August 31, 2011 and for the three months and the nine months ended May 31, 2011, has been restated to comply with IFRS. Note 3 to our condensed interim consolidated financial statements details the most significant adjustments to our reported statement of change in shareholders’ equity, statements of earnings, comprehensive income and cash flows for comparative periods.

INDUSTRY OVERVIEW

Market conditions in the telecommunications industry remain tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. In addition, network operators are grappling with the issue of monetizing their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

Despite these constraints, the fundamental drivers toward broadband deployments and fixed-mobile Internet protocol (IP) network convergence are firmly entrenched in the telecommunications industry. Although we do not expect that network operators will increase their capital expenditures in calendar 2012, we believe they will spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

Growing Bandwidth Demand

According to Cisco’s Visual Networking Index, global IP traffic will nearly quadruple from 2011 to 2016, reaching 1.3 zettabytes per year in 2016. (a zettabyte is equal to 1,000 exabytes or 250 billion DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 18-fold during the same period. This explosive growth is being driven by a proliferation of media-rich mobile communication devices (smartphones and tablets), a growing number of Internet users, faster broadband speeds and increased video usage.

IP-Based Services

To support such bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. These networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

FTTH and Hybrid Networks

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

Core Network Expansion Initiatives

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are beginning to take place. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

Wireless Network Investments

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in the third quarter of fiscal 2012.

COMPANY OVERVIEW

We reported sales of $59.5 million in the third quarter of fiscal 2012, which represents a decrease of 12.0% compared to the same period last year. We also reported bookings of $57.5 million in the third quarter of fiscal 2012, for a book-to-bill ratio of 0.97; this represents a decrease of 6.1% compared to $61.3 million for the same period last year.

We reported a net loss of $3.9 million, or $0.06 per share, in the third quarter of fiscal 2012, compared to net earnings of $1.8 million, or $0.03 per diluted share, for the same period last year. The net loss for the third quarter of fiscal 2012 included $1.9 million in after-tax amortization of intangible assets and $370,000 in stock-based compensation costs. Loss from operations amounted to $4.4 million, or 7.3% of sales in the third quarter of fiscal 2012 compared to earnings from operations of $3.5 million, or 5.2% of sales for the same period last year.

EBITDA (net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets) amounted to $248,000 or 0.4% of sales in the third quarter of fiscal 2012, compared to $7.1 million, or 10.5% of sales for the same period last year. EBIDTA for the third quarter of fiscal 2012 included a foreign exchange gain of $1.1 million, compared to a foreign exchange loss of $243,000 for the same period last year. See further in this document for a complete reconciliation of EBITDA and IFRS net earnings (loss).

Sales and results for the third quarter of fiscal 2012 were lower compared to the guidance for the third quarter we issued on March 28, 2012. On June 6, 2012, we issued a press release to announce preliminary third-quarter sales and results below our guidance. This press release is available at www.sedar.com and at www.EXFO.com.

In June 2012, we established a restructuring plan to align our cost structure with the challenging market environment. This plan should result in one-time expenses of approximately US$3.0 million, mainly for severance expenses. Most of the plan should be executed in the fourth quarter of fiscal 2012.

On November 7, 2011, we announced that our Board of Directors had approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of the issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In terms of market-driven innovation, we launched seven new products in the third quarter, including the portable iPro, an intelligent high-performance capture and analysis probe for wireless networks up to 10 Gbit/s; an integrated, end-to-end, joint-monitoring solution with RAD Data Communications; Fibre Channel and MPLS (multiprotocol label switching) test capabilities for the NetBlazer product family; and the MaxTester 610 Copper Test Set and MaxTester 635 Copper/DSL/Multi-play Test Set for cost-effective VDSL2 installation and repair work on copper links. Altogether, EXFO introduced 19 new solutions after nine months into fiscal 2012.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2012, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

However, given the results achieved after nine months in fiscal 2012, and the ongoing difficult macro-economic environment, we no longer believe that we can meet our three corporate objectives on sales, gross margin and adjusted EBITDA for the three-year period ending August 31, 2012.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2012	Nine months ended May 31, 2011

Sales	$59,505	$67,630	$192,810	$205,329

Cost of sales (1)	23,549	24,243	70,535	76,849
Selling and administrative	23,625	23,082	71,919	65,216
Net research and development	13,173	12,943	37,963	35,788
Depreciation of property, plant and equipment	1,520	1,745	4,634	4,988
Amortization of intangible assets	1,993	2,128	5,888	7,061
Changes in fair value of cash contingent consideration	–	–	(311)	–
Earnings (loss) from operations	(4,355)	3,489	2,182	15,427
Interest and other income (expenses)	(163)	619	(19)	661
Foreign exchange gain (loss)	1,090	(243)	1,283	(3,751)
Earnings (loss) before income taxes	(3,428)	3,865	3,446	12,337
Income taxes	474	2,066	3,394	7,615
Net earnings (loss) from continuing operations	(3,902)	1,799	52	4,722
Net earnings from discontinued operations	–	–	–	12,926
Net earnings (loss) for the period	$(3,902)	$1,799	$52	$17,648

Basic and diluted net earnings (loss) from continuing operations per share	$(0.06)	$0.03	$0.00	$0.08
Basic net earnings from discontinued operations per share	$–	$–	$–	$0.22
Diluted net earnings from discontinued operations per share	$–	$–	$–	$0.21
Basic and diluted net earnings (loss) per share	$(0.06)	$0.03	$0.00	$0.29

Other selected information:

Gross margin (2)	$35,956	$43,387	$122,275	$128,480

Research and development data:
Gross research and development	$15,575	$15,370	$45,188	$42,884
Net research and development	$13,173	$12,943	$37,963	$35,788

Adjusted EBITDA (2)	$248	$7,119	$13,676	$23,658

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 44 for non-IFRS measures.

	Three months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2012	Nine months ended May, 2011

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	39.6	35.8	36.6	37.4
Selling and administrative	39.7	34.1	37.3	31.8
Net research and development	22.1	19.2	19.7	17.4
Depreciation of property, plant and equipment	2.6	2.6	2.4	2.5
Amortization of intangible assets	3.3	3.1	3.1	3.4
Changes in fair value of cash contingent consideration	–	–	(0.2)	–
Earnings (loss) from operations	(7.3)	5.2	1.1	7.5
Interest and other income (expenses)	(0.3)	0.9	–	0.3
Foreign exchange gain (loss)	1.8	(0.4)	0.7	(1.8)
Earnings (loss) before income taxes	(5.8)	5.7	1.8	6.0
Income taxes	0.8	3.0	1.8	3.7
Net earnings (loss) from continuing operations	(6.6)	2.7	–	2.3
Net earnings from discontinued operations	–	–	–	6.3
Net earnings (loss) for the period	(6.6)%	2.7%	–%	8.6%

Other selected information:

Gross margin (2)	60.4%	64.2%	63.4%	62.6%

Research and development data:
Gross research and development	26.2%	22.7%	23.4%	20.9%
Net research and development	22.1%	19.2%	19.7%	17.4%

Adjusted EBITDA (2)	0.4%	10.5%	7.1%	11.4%

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)	Refer to page 44 for non-IFRS measures.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

For the three months ended May 31, 2012, our sales decreased 12.0% to $59.5 million, compared to $67.6 million for the same period last year.

For the nine months ended May 31, 2012, our sales decreased 6.1% to $192.8 million, compared to $205.3 million for the same period last year.

Market conditions in the telecommunications industry remained tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. In the third quarter of fiscal 2012, Europe turned out to be more impacted than we expected, the anticipated pick-up of spending in the Americas did not materialize, especially with Tier-1 operators, while China has been sluggish. This has rendered our end-markets very difficult in the short term and has resulted in lower sales in the third quarter and the first nine months of fiscal 2012, compared to the same periods last year.

In addition, network operators are grappling with issues of monetizing their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability, as they are increasingly scrutinizing their capital expenditures and even delaying some purchasing decisions. Reduced capital spending and less capital-intensive network deployments mostly affected our optical sales in the third quarter and the first nine months of fiscal 2012, compared to the same periods last year.

Also, in the first nine months of fiscal 2012, as a result of the above-mentioned factors, we did not benefit from the same level of calendar year-end budget spending from some of our customers compared to the same period last year. We also believe that our sales for that period were affected by the late approval of annual capital spending budgets of certain Tier-1 network operators.

Finally, during the first half of fiscal 2011 (included in the first nine months of fiscal 2011), we received a follow-on order worth over $6 million from a Tier-1 European operator for our AXS-200/635 triple-play tester. We did not recognize such large single order in fiscal 2012.

Despite current challenging market conditions on a global basis and the general decrease in our sales year-over-year in the third quarter and the first nine months of fiscal 2012, we delivered single-digit and double-digit sales growth respectively for our protocol products year-over-year. Protocol sales are less dependent on large network rollouts and benefited from system upgrades from 10 Gbit/s to 40 Gbit/s  and 100 Gbit/s as well as investments in wireless backhaul networks.

Bookings

For the three months ended May 31, 2012, our bookings decreased 6.1% to $57.5 million, compared to $61.3 million for the same period last year, for a book-to-bill ratio of 0.97.

As mentioned earlier, we believe that difficult market conditions in the telecommunications industry, which led to reduced capital spending and less capital intensive deployments had a negative impact on our bookings in the third quarter of fiscal 2012 compared to the same period last year, especially on the optical and copper-access sides. However, our protocol products delivered double-digit bookings growth year-over-year as these products benefited from system upgrades from 10 Gbit/s to 40 Gbit/s and 100 Gbit/s as well as investments in wireless backhaul networks.

Geographic distribution

In the third quarter of fiscal 2012, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 51%, 29% and 20% of sales respectively, compared to 51%, 31% and 18% for the same period last year respectively. In the first nine months of fiscal 2012, sales to the Americas, EMEA and APAC accounted for 52%, 29% and 19% of sales, respectively, compared to 51%, 31% and 18%, respectively, for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the third quarter of fiscal 2012, no customer accounted for more than 10% of our sales, and our top three customers accounted for 14.5% of our sales. In the corresponding period last year, no customer accounted for more than 10% of our sales, and our top three customers accounted for 12.1% of our sales. For the nine months ended May 31, 2012, no customer accounted for more than 10% of our sales, and our top three customers accounted for 11.2% of our sales. In the corresponding period last year, no customer accounted for more than 10% of our sales, and our top three customers accounted for 15.3% of our sales.

GROSS MARGIN (non-IFRS measure – refer to page 44 of this document)

Gross margin reached 60.4% of sales for the three months ended May 31, 2012, compared to 64.2% for the same period last year.

Gross margin amounted to 63.4% of sales for the nine months ended May 31, 2012, compared to 62.6% for the same period last year.

The decrease in our gross margin in the third quarter of fiscal 2012, compared to the same period last year, is mainly attributable to the 12.0% year-over-year decrease in sales, which resulted in a lower absorption of our fixed manufacturing costs.

In addition, shift in product mix resulted in lower margins in the third quarter of fiscal 2012 compared to the same period last year.

Furthermore, in the third quarter of fiscal 2012, we faced increased pricing pressure, which negatively affected our gross margin year-over-year.

Also, in the third quarter of fiscal 2012, due to the increase in the value of the US dollar versus the Canadian dollar, we reported a lower gain on our forward exchange contracts in our sales compared to the same period last year, which negatively impacted our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar over the last few months had a negative impact on our gross margin in the third quarter of fiscal 2012 compared to the same period last year; in fact, our procurement costs increased as the Canadian dollar decreased compared to the US dollar, as a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

The increase in our gross margin in the first nine months of fiscal 2012, compared to the same period last year, can be explained by the following factors.

To begin with, during the first nine months of fiscal 2012, the product mix was more favorable as we sold more protocol products compared to the same period last year, which resulted in a higher gross margin year-over-year. Protocol products deliver higher gross margin than our other product lines. In addition, in the first nine months of fiscal 2011, we reported larger orders for copper-access solutions, which typically deliver lower margins than our other test solutions, and we granted larger volume discounts on a significant part of these sales.

Furthermore, in the first nine months of fiscal 2012, our warranty provision decreased compared to the same period last year; this resulted in a positive impact on our gross margin year-over-year.

In addition, in the first nine months of fiscal 2012, a larger portion of our sales came from products manufactured in our facilities in China compared to the same periods last year; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in our gross margin year-over-year.

On the other hand, a lower sales volume in the first nine months of fiscal 2012 compared to the same period last year resulted in a lower absorption of our fixed manufacturing costs, which prevented us from further improving our gross margin year-over-year.

In addition, in the first nine months of fiscal 2012, we faced increased pricing pressure, which negatively affected our gross margin year-over-year.

Finally, in the first nine months of fiscal 2012, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to the same period last year, which negatively affected our gross margin year-over-year.

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2012, selling and administrative expenses were $23.6 million, or 39.7% of sales, compared to $23.1 million, or 34.1% of sales for the same period last year.

For the nine months ended May 31, 2012, selling and administrative expenses were $71.9 million, or 37.3% of sales, compared to $65.2 million, or 31.8% of sales for the same period last year.

In the third quarter of fiscal 2012, selling and administrative expenses slightly increased compared to the same period last year. Selling and administrative expenses increased year-over-year as we added sales and marketing headcounts over the last quarters, and we incurred bad debt expenses compared to bad debt recovery during the same period last year.

However, in the third quarter of fiscal 2012, commission expenses to our sales channels were lower compared to the same period last year mainly due to lower sales volume, and the increase in the average value of the US dollar in the third quarter of fiscal 2012 compared to the Canadian dollar and the euro year-over-year had a positive impact on our selling and administrative expenses as a portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

In the first nine months of fiscal 2012, we continued intensifying our sales and marketing efforts, including additional headcounts, both domestically and internationally, we incurred bad debt expenses compared to bad debt recovery during the same period last year, and, despite lower sales volume year-over-year, our commission expenses to our sales channels were almost flat compared to the same period last year due to the shift in product and territory mix; this caused our expenses to increase year-over-year.

However, the increase in the average value of the US dollar in the first nine months of fiscal 2012 compared to the Canadian dollar and the euro year-over-year had a positive impact on our selling and administrative expenses as a portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

For fiscal 2012, we expect our selling and administrative expenses to increase in dollars compared to the previous year and range between 36% and 38% of sales, excluding restructuring charges. In addition, any increase in the strength of the Canadian dollar and the euro versus the US dollar would also cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2012, gross research and development expenses totaled $15.6 million, or 26.2% of sales, slightly up compared to $15.4 million, or 22.7% of sales for the same period last year.

For the nine months ended May 31, 2012, gross research and development expenses amounted to $45.2 million, or 23.4% of sales, compared to $42.9 million, or 20.9% of sales for the same period last year.

During the third quarter and the first nine months of fiscal 2012, we intensified our research and development activities, including additional headcounts, which resulted in increased gross research and development expenses during these periods compared to the same periods last year. In addition, the mix and calendar of research and development project resulted in increased gross research and development expenses compared to the same periods last year.

However, the increase in the average value of the US dollar in the third quarter and the first nine months of fiscal 2012 compared to the Canadian dollar, the euro and the Indian rupee year-over-year had a positive impact on our gross research and development expenses as most of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended May 31, 2012, tax credits and grants for research and development activities were $2.4 million, or 15.4% of gross research and development expenses, compared to $2.4 million, or 15.8% of gross research and development expenses for the same period last year.

For the nine months ended May 31, 2012, tax credits and grants for research and development activities amounted to $7.2 million, or 16.0% of gross research and development expenses, compared to $7.1 million, or 16.5% of gross research and development expenses for the same period last year.

For fiscal 2012, we expect our net research and development expenses to increase in dollars, and range between 19% and 20% of sales, excluding restructuring charges, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Finally, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would also cause our net research and development expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars, euros and Indian rupees.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May, 2012, amortization of intangible assets was $2.0 million, compared to $2.1 million for the same period last year. For the nine months ended May 31, 2012, amortization of intangible assets amounted $5.9 million, compared to $7.1 million for the same period last year.

The decrease in amortization expenses during the first nine months of fiscal 2012, compared to the same periods last year comes from the fact that core technologies related to the acquisition of Consultronics Limited became fully amortized during the second quarter of fiscal 2011.

INTEREST AND OTHER INCOME (EXPENSES)

For the three months and the nine months ended May 31, 2012, interest expenses amounted to $163,000 and $19,000, respectively. For the corresponding periods last year, interest and other income amounted to $619,000 and $661,000, respectively.

During the third quarter and the first nine months of fiscal 2011, we sold non-core capital assets for proceeds of $568,000, which resulted in a gain for the same amount recorded in the interest and other income (expenses) line item in the statements of earnings for these periods.

Otherwise, our interest expenses mainly resulted from interest and bank charges, less interest income on short-term investments.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A large portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros, or other currencies, which further hedges these risks. However, we remain exposed to currency risks and any increase in the value of the Canadian dollar, compared to the US dollar and euro, would have a negative impact on our operating results.

For the three months ended May 31, 2012, we recorded a significant foreign exchange gain of $1.1 million, compared to a foreign exchange loss of $243,000 for the same period last year.

For the nine months ended May 31, 2012, we recorded a significant foreign exchange gain of $1.3 million, compared to a significant foreign exchange loss of $3.8 million for the same period last year.

During the third quarter of fiscal 2012, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a significant foreign exchange gain during that period. In fact, the period-end value of the Canadian dollar decreased 4.4% to CA$1.0349 = US$1.00 in the third quarter of fiscal 2012, compared to CA$0.9895 = US$1.00 at the end of the previous quarter.

During the third quarter of fiscal 2011, the value of the Canadian dollar slightly increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $243,000 during that period. In fact, the period-end value of the Canadian dollar increased 0.3% to CA$0.9688 = US$1.00 in the third quarter of fiscal 2011, compared to CA$0.9714 = US$1.00 at the end of the previous quarter.

During the first nine months of fiscal 2012, the period-end value of the Canadian dollar decreased versus the US dollar, compared to August 31, 2011, which resulted in a significant foreign exchange gain during that period. In fact, the period-end value of the Canadian dollar decreased 5.5% to CA$1.0349 = US$1.00 in the first half of fiscal 2012, compared to CA$0.9784 = US$1.00 as at August 31, 2011.

During the first nine months of fiscal 2011, the value of the Canadian dollar increased versus the US dollar, compared to August 31, 2010, which resulted in a significant foreign exchange loss of $3.8 million during that period. In fact, the period-end value of the Canadian dollar increased 10.1% to CA$0.9688 = US$1.00 in the first nine months of fiscal 2011, compared to CA$1.0665 = US$1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the third quarter and the first nine months of fiscal 2012, compared to these currencies year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the third quarter of fiscal 2012 increased 2.9%, 7.1% and 12.0% respectively, compared to the Canadian dollar, the euro and the Indian rupee. For the first nine months of fiscal 2011, the average value of the US dollar increased 1.3%, 3.3% and 12.7% respectively, compared to the Canadian dollar, the euro and the Indian rupee.

INCOME TAXES

For the three months ended May 31, 2012, our income tax expenses totaled $474,000, compared to $2.1 million for the same period last year.

For the nine months ended May 31, 2012, our income tax expenses amounted to $3.4 million, compared to $7.6 million for the same period last year.

For the three months ended May 31, 2012, we reported income tax expenses of $474,000 on a loss before income taxes of $3.4 million; this situation mainly results from the fact that we did not recognize deferred income taxes for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain is created by the translation of financial statements of our foreign operations, and is therefore non-taxable.

For the nine months ended May 31, 2012, we reported income tax expenses of $3.4 million on earnings before income taxes of $3.4 million, for an effective income tax rate of 98.5%; this compares to our combined Canadian and provincial statutory tax rate of 27%. This situation mainly resulted from the fact that we did not recognize deferred income taxes for some of our subsidiaries at loss and we had some non-deductible loss and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain is created by the translation of financial statements of our foreign operations, and is therefore non-taxable. However, during the first quarter, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery of $557,000. In fact, during the first quarter of fiscal 2012, based on available positive and negative evidence, as well as on the level and the nature of cumulative and expected profits of one of our subsidiaries located in Asia, we concluded that it was probable that deferred income tax assets of that subsidiary would be realizable. Consequently, we recognized deferred income tax assets in the amount of $557,000 during the first quarter of fiscal 2012. These deferred income tax assets are mainly comprised of operating losses carried forward.

For the three months ended May 31, 2011, we reported income tax expenses of $2.1 million on earnings before income taxes of $3.9 million, for an effective income tax rate of 53.5%. For the nine months ended May 31, 2011, we reported income tax expenses of $7.6 million on earnings before income taxes of $12.3 million, for an effective income tax rate of 61.7%. Our combined Canadian and provincial statutory tax rate was 29%. This situation mainly results from the fact that a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign operations, and was therefore non-deductible. In addition, we did not recognize deferred income taxes for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Please refer to note 9 to our condensed interim consolidated financial statements for a full reconciliation of our income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division and that Division contributed one month to our results of the first quarter of fiscal 2011. Results from operations for that Division for the first quarter of fiscal 2011 were included in net earnings from discontinued operations along with the gain on the sale of the Division.

SALES

For the first quarter of fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million.

NET EARNINGS

During the first quarter of fiscal 2011, we reported net earnings from discontinued operations of $12.9 million, which included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at May 31, 2012, cash and short-term investments totaled $69.7 million, while our working capital was at $120.5 million. Our cash and short-term investments decreased $6.7 million in the third quarter of fiscal 2012, compared to the previous quarter. During the third quarter of fiscal 2012, we made cash payments of $6.8 million for the purchase of capital assets, mainly for our new building in Montreal, Canada, and we recorded an unrealized foreign exchange loss on our cash and short-term investments of $2.7 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $2.8 million in cash.

Our short-term investments consist of banker acceptances issued by a high-credit quality corporation; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at May 31, 2012, cash balances included an amount of $42.8 million that bears interest at a rate of 1.3%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future including the effect of our normal course issuer bid as well as restructuring costs. In addition to these assets, we have unused available lines of credit totaling $15.5 million for working capital and other general corporate purposes and unused lines of credit of $16.0 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $2.8 million for the three months ended May, 2012, compared to $3.3 million for the same period last year.

Cash flows provided by operating activities were $23.0 million for the nine months ended May 31, 2012, compared to $21.5 million for the same period last year.

Cash flows provided by operating activities in the third quarter of fiscal 2012 were mainly attributable to the net earnings after items not affecting cash of $1.9 million and the positive net change in non-cash operating items of $934,000; this was mainly due to the positive effect on cash of the decrease of $1.9 million in our inventories due to the timing of purchases and improved inventory turn as well as the positive effect on cash of the increase of $3.6 million in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the quarter. These positive effects on cash were offset in part by the negative effect of the increase of $2.3 million in our accounts receivable due to timing of sales during the quarter as well as the negative effect of the increase of $2.1 million in our income taxes and tax credits recoverable due to tax credits earned during the quarter not yet recovered.

Cash flows provided by operating activities in the third quarter of fiscal 2011 were attributable to the net earnings after items not affecting cash of $9.3 million, offset in part by the negative net change in non-cash operating items of $5.9 million; this was mainly due to the negative effect on cash of the increase of $1.9 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered) and the increase of $5.5 million in our inventories, to sustain increased sales activities in the quarter and due to the effect of our contingent plan to prevent potential shortage of optical and electronic parts following the natural disaster in Japan in 2011. These negative effects on cash were offset in part by the decrease of $1.6 million in our accounts receivable due to the timing of sales.

Cash flows provided by operating activities in the first nine months of fiscal 2012 were mainly attributable to the net earnings after items not affecting cash of $13.6 million and the positive net change in non-cash operating items of $9.4 million; this was mainly due to the positive effect on cash of the decrease of $9.6 million in our inventories due to timing of purchases and improved inventory turn as well as the increase of $3.5 million in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the increase of $3.5 million in our income taxes and tax credits recoverable due to tax credits earned during the period not yet recovered.

Cash flows provided by operating activities in the first nine months of fiscal 2011 were mainly attributable to the net earnings after items not affecting cash of $28.3 million, offset in part by the negative net change in non-cash operating items of $6.8 million; this was mainly due to the negative effect on cash of the increase of $5.2 million in our income taxes and tax credits recoverable (mainly tax credits earned during the period and not yet recovered), the increase of $9.0 million in our inventories, to sustain increased sales activities during the period and due to the effect of our contingent plan to prevent potential shortage of optical and electronic parts following the natural disaster in Japan in 2011, as well as the increase of $832,000 in our prepaid expenses. These negative effects on cash were offset in part by the decrease of $6.2 million in our accounts receivable (decrease and timing of sales) and the increase of $2.0 million in our accounts payable and accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the period.

Investing activities (including discontinued operations)

Cash flows used by investing activities were $9.9 million for the three months ended May 31, 2012, compared to $9.0 million for the same period last year.

Cash flows provided by investing activities were $18.9 million for the nine months ended May 31, 2012, compared to cash flows used of $25.5 million for the same period last year.

In the third quarter of fiscal 2012, we acquired (net of disposal) $3.1 million worth of short-term investments, and we paid $6.8 million for the purchase of capital assets, mainly for our new building in Montreal, Canada.

For the corresponding period last year, we acquired (net of disposal) $5.3 million worth of short-term investments, and we paid $3.8 million for the purchase of capital assets and $517,000 in relation to the acquisition of NetHawk. However, we received $568,000 from the sale of non-core capital assets.

In the first nine months of fiscal 2012, we disposed (net of acquisitions) of $36.9 million worth of short-term investments, but we paid $18.0 million for the purchase of capital assets, mainly for our new building in Montreal, Canada.

For the corresponding period last year, we acquired (net of disposal) $40.3 million worth of short-term investments, and we paid $7.1 million for the purchase of capital assets and $760,000 in relation to the acquisition of NetHawk. However, we received $22.1 million from the disposal of discontinued operations and $568,000 from the sale of non-core capital assets.

Financing activities (including discontinued operations)

Cash flows provided by financing activities were $43,000 for the three months ended May 31, 2012, compared to $939,000 for the same period last year.

Cash flows used by financing activities were $1.6 million for the nine months ended May 31, 2012, compared to cash flows provided of $1.9 million for the same period last year.

In the third quarter of fiscal 2012, we received $40,000 from the exercise of stock options.

For the corresponding period last year, our bank loan increased $772,000, and we received $167,000 from the exercise of stock options.

In the first nine months of fiscal 2012, we reimbursed our bank loan of $782,000, we made a repayment of $296,000 of our long-term debt, and we redeemed share capital for a cash consideration of $626,000. However, we received $118,000 from the exercise of stock options.

For the corresponding period last year, our bank loan increased $772,000, and we received $1.4 million from the exercise of stock options, but we repaid $296,000 on our long-term debt.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at May 31, 2012, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2012 to August 2012	$7,500,000	1.0103
September 2012 to August 2013	23,000,000	1.0228
September 2013 to August 2014	3,600,000	1.0439
Total	$34,100,000	1.0223

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million as at August 31, 2011, and net losses of $566,000 as at May 31, 2012. The quarter-end exchange rate was CA$1.0349 = US$1.00 as at May 31, 2012.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled as of January 9, 2012. The settlement payment on behalf of EXFO has been made by the insurers, the settlement among the parties is final, and the case is concluded.

SHARE CAPITAL

Share capital

As at June 28, 2012, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,934,953 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2012, our off-balance sheet arrangements consisted of letters of guarantee amounting to $3.0 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $0.8 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $2.2 million, was used to secure our line of credit in CNY (Chinese currency) of $2.0 million plus any accrued interests. This line of credit was unused as at May 31, 2012.

SPECIAL PURPOSES ENTITIES

As at May 31, 2012, we did not have interests in any special purposes entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed interim consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards (IFRS)”, and IFRS applicable to the preparation of interim financial statements, IAS 34, “Interim Financial Reporting”. Note 2 of our condensed interim consolidated financial statements for the three months ended November 30, 2011, details accounting policies that we adopted under IFRS. In addition, note 3 to our condensed interim consolidated financial statements for the three months ended November 30, 2011, as well as for the three months and the nine months ended May 31, 2012, discloses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended August 31, 2011, under Canadian GAAP (previous GAAP).

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount, timing and discounted value of recovery of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and assumptions.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

(a)	Long-term tax credits

Our long-term tax credits must be discounted under IFRS. The discounted value is influenced by interest rates used and the expected recovery period of the tax credits. The higher the interest rates are and the longer the recovery period is, the lower the discounted value of the tax credits will be. We use Canadian government bond yield rates as risk-free interest rates for the periods when the tax credits are expected to be recovered. In addition, we make reasonable estimates of future taxable income to determine the recovery period of our long-term tax credits. As at May 31, 2012, risk-free interest rates ranged between 1.00% and 3.75% and the estimated recovery period was seven years. Any increase in interest rates or the recovery period would adversely affect our future results. As at May 31, 2012, the discounted value of our tax credits was $31.4 million.

(b)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

(c)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions.  Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at May 31, 2012, our net deferred income tax assets recognized in the balance sheet amounted to $11.0 million, and our undiscounted non-refundable research and development tax credits amounted to $38.3 million. In order to realize these deferred income tax assets and non-refundable research and development tax credits, we need to generate approximately $250 million (CA$258 million) in pre-tax earnings at the Canadian federal level, approximately $10 million at the Canadian provincial levels, approximately $30 million at the United States federal level, and approximately $3 million in Singapore.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, we use discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on historical growth, our internal budget, expectations of future revenue growth as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and we applied a perpetual growth rate thereafter.

ii)	Discount rate

We used a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

In the third quarter of fiscal 2012, we performed our annual goodwill impairment test for our two CGUs. For both CGUs, we used a combination of a market-based approached (sales multiples), based on recent relevant transactions in our industry, and discounted cash flows.

Sales multiple of recent relevant transactions ranged between 1.2 and 3 times sales.

For the discounted cash-flow calculations, we used five-year sales CAGR of 18% for the NetHawk CGU and five-year sales CAGR of 23% for the Brix CGU and a perpetual growth rate of 2%. For both CGUs, we used a discount rate of 18%.

Based on the market approach and the discounted cash-flow calculations, the recoverable amount for both CGUs exceeded their carrying value.

As at May 31, 2012, the carrying value of goodwill totaled $28.1 million and was allocated as follows to two CGUs:

NetHawk CGU	$11,294,000
Brix CGU	16,811,000
Total	$28,105,000

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS NOT YET ADOPTED

Financial Instruments – Disclosure

IFRS 7, “Financial Instruments: Disclosures”, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the impact of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted. While we are currently assessing the effect of this new standard, we do not expect the standard to have a significant impact on our consolidated financial statements.

Financial Instruments

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. We have not yet assessed the impact that this new standard is likely to have on our consolidated financial statements.

In May 2011, the IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We have not yet assessed the impact that the new and amended standards may have on our consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance-sheet vehicles. This standard carries forward existing disclosures and also introduces significant additional disclosures requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

Financial Statement Presentation

In June 2011, the IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. We do not expect the standard to have a significant impact on our consolidated financial statements.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network operators in North America were significantly and adversely affected by a downturn in the telecommunications industry in 2001 and by the global economic recession in 2009. Challenging market conditions resurfaced in the first half of calendar 2012 with network operators placing a tight rein on capital expenditures as the global economic environment became uncertain and the European debt crisis persisted. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

In addition, we are exposed to currency risks due to the export of our products manufactured in Canada, China and Finland; the large majority of these sales are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars as well as forward exchange contracts. Any decrease in the value of the US dollar, compared to the Canadian dollar and the euro, in the coming months would negatively affect our results of operations.

While strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Furthermore, risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, such as the operation of our manufacturing facilities in China and our software development centers in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS FINANCIAL MEASURES

We provide non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings (loss) and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

IFRS net earnings (loss) for the period	$(3,902)	$52	$1,799	$17,648

Add (deduct):

Depreciation of property, plant and equipment
Continuing operations	1,520	4,634	1,745	4,988
Discontinued operations	–	–	–	14
Amortization of intangible assets
Continuing operations	1,993	5,888	2,128	7,061
Discontinued operations	–	–	–	4
Interest (income) expenses
Continuing operations	163	19	(619)	(661)
Income taxes
Continuing operations	474	3,394	2,066	7,615
Discontinued operations	–	–	–	201

EBITDA for the period	248	13,987	7,119	36,870
Changes in fair value of cash contingent consideration	–	(311)	–	–
Gain on disposal of discontinued operations	–	–	–	(13,212)
Adjusted EBITDA for the period	$248	$13,676	$7,119	$23,658

EBITDA in percentage of total sales	0.4%	7.3%	10.5%	17.8%
Adjusted EBITDA in percentage of total sales	0.4%	7.1%	10.5%	11.4%

Additional information

	Three months ended May 31, 2012	Nine months ended May 31, 2012	Three months ended May 31, 2011	Nine months ended May 31, 2011

Sales from continued operations	$59,505	$192,810	$67,630	$205,329
Sales from discontinued operations	–	–	–	1,991

Total sales	$59,505	$192,810	$67,630	$207,320

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2012	February 29, 2012	November 30, 2011	August 31, 2011

Sales	$59,505	$66,917	$66,388	$64,414
Cost of sales (1)	$23,549	$23,616	$23,370	$23,447
Earnings (loss) from operations	$(4,355)	$4,109	$2,428	$5,878
Net earnings (loss)	$(3,902)	$1,040	$2,914	$4,638
Basic and diluted net earnings (loss) per share	$(0.06)	$0.02	$0.05	$0.08

	Quarters ended
	May 31, 2011	February 28, 2011	November 30, 2010	August 31, 2010 (2)

Sales	$67,630	$72,046	$65,653	$58,583
Cost of sales (1)	$24,243	$27,821	$24,785	$20,629
Earnings from operations	$3,489	$6,782	$5,156	$4,414
Net earnings from continuing operations	$1,799	$1,716	$1,208	$4,124
Net earnings	$1,799	$1,716	$14,133	$4,962
Basic and diluted net earnings from continuing operations per share	$0.03	$0.03	$0.02	$0.07
Basic net earnings per share	$0.03	$0.03	$0.24	$0.08
Diluted net earnings per share	$0.03	$0.03	$0.23	$0.08

(1)	The cost of sales is exclusive of depreciation and amortization.
(2)	Quarterly data for fiscal 2010 has not been adjusted to reflect new standards under IFRS.